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                                 [LETTERHEAD]

                                                     Contacts:
                                                         FOR THOMAS & BETTS:
                                                         Renee W. Johansen
                                                         (901) 252-5962

                                                         FOR AFC CABLE SYSTEMS:
                                                         Jay W. Thomas
                                                         (508) 998-1131


FOR IMMEDIATE RELEASE


                    THOMAS & BETTS TO ACQUIRE AFC CABLE SYSTEMS


     Memphis, Tennessee and Providence, Rhode Island, January 27, 1999
Thomas & Betts Corporation (NYSE:TNB) and AFC Cable Systems, Inc. (NASDAQ:AFCX) today announced that they have entered into a definitive agreement for Thomas & Betts to acquire AFC in a stock-for-stock merger. The boards of both companies have approved the transaction, which is subject to approval by the shareholders of each company and review under the Hart-Scott-Rodino Act.

     At Thomas & Betts' current stock price, the value of the transaction would approximate $490 million. Under terms of the agreement, Thomas & Betts will exchange 0.83 share of its common stock for each AFC share. The transaction is structured to be a tax-free exchange for AFC shareholders, and is intended to be accounted for as a pooling of interests. The companies expect to complete the transaction in the first half of 1999. Following completion of the transaction, AFC will become a wholly owned subsidiary of Thomas & Betts.

     Thomas & Betts has also entered into an agreement with Ralph R. Papitto, chairman and chief executive officer of AFC, whereby Papitto has agreed to vote his shares in favor of the transaction. Papitto currently controls in excess of 14.7% of AFC's outstanding shares and is that company's largest shareholder. Papitto will continue as chairman and chief executive

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officer of AFC after the acquisition, will become the largest individual shareholder of the combined companies and will be nominated as a director of Thomas & Betts Corporation.

     Thomas & Betts, with sales through nine months of 1998 of $1.6 billion, is a leading manufacturer of connectors and components for worldwide electrical and electronics markets. Thomas & Betts is based in Memphis, TN. Headquartered in Providence, RI, AFC Cable Systems has established itself as a leading manufacturer and innovative marketer of cost-saving and labor-saving electrical and communications products and systems for commercial and industrial buildings, including armored cable, modular wiring systems and other electrical products and devices used for transmitting power, voice and data. AFC had sales through nine months of 1998 of $202 million.

     "This acquisition positions Thomas & Betts as a leader in the growing area of armored cable and modular wiring systems," said Clyde R. Moore, president and chief executive officer of Thomas & Betts. "We have seen commercial and residential building codes around the country adopting these cost-saving and labor-saving methods of wiring for electrical, telecommunications and data communications services. AFC puts us at the forefront of this developing market and at the same time offers us pull-through of existing Thomas & Betts products into the non-residential project market."

     "Additionally, we gain the expertise of the AFC organization, in particular, Ralph Papitto and Robert R. Wheeler, AFC's president and chief operating officer, in acquiring and building product platforms. We are particularly pleased that we have persuaded Ralph Papitto to assist Thomas & Betts in a senior advisory role, as this will further our capabilities in completing successful strategic acquisitions," added Moore. "Bob Wheeler will remain in charge of the AFC operations and no other changes are contemplated."

     With respect to future earnings results, Moore said the company expects the acquisition to be modestly accretive to 1999 earnings, before approximately $17 million of transaction expenses, and to add several cents to earnings per share thereafter. Moore also said that the acquisition should earn a return for the company well in excess of its cost of capital.

     In commenting on the acquisition, Papitto said, "We specifically sought Thomas & Betts as a partner because of the great value we saw in the combined entity. Both companies share a strategic vision that only competitors with comprehensive electrical and electronic

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product platforms of power, voice and data components will succeed in tomorrow's marketplace. Thomas & Betts today has a world-class package of electrical and electronic products that enjoy high brand awareness, and we look forward to an even greater future together."

     Thomas & Betts and AFC will host a teleconference to discuss the acquisition at 8:00 a.m. EST Thursday, January 28, 1999. Interested members of the financial community may obtain the number for that teleconference by calling Rene W. Johansen, Director-Investor Relations at 901-252-5962.

     Forward-looking statements in this news release are subject to many uncertainties in the companies' operations and business environments. Such uncertainties, which are discussed further in each company's quarterly filings or annual report on Form 10-K filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.


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